UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Bilibili Inc.
(Name of Issuer)

Class Z ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G10970112** 090040106***
(CUSIP Number)

April 9, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**CUSIP number G10970112 has been assigned to the Class Z ordinary shares of the Company, par value US$0.0001 per share (the “Class Z Ordinary Shares”).
***CUSIP number 090040106 has been assigned to the American Depositary Shares of the Company, which are listed on the Nasdaq Global Select Market under the symbol “BILI.” Each American Depositary Share represents one Class Z Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	The information required under this item is set forth on the cover page and is incorporated herein by reference.

1	Names of Reporting Persons
Sony Corporation
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Japan
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
17,310,696(1)Class Z Ordinary Shares
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
17,310,696 (1) Class Z Ordinary Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person
17,310,696 (1) Class Z Ordinary Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.6%
12	Type of Reporting Person (See Instructions)
CO

(1) Consists of 17,310,696 Class Z Ordinary Shares held by Sony Corporation of America, a wholly-owned subsidiary of Sony Americas Holding Inc. Sony Americas Holding Inc. is a wholly-owned subsidiary of Sony Corporation.

SCHEDULE 13G
CUSIP No.	The information required under this item is set forth on the cover page and is incorporated herein by reference.

1	Names of Reporting Persons
Sony Americas Holding Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
17,310,696 (1) Class Z Ordinary Shares
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
17,310,696 (1) Class Z Ordinary Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person
17,310,696 (1) Class Z Ordinary Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.6%
12	Type of Reporting Person (See Instructions)
CO

(1) Consists of 17,310,696 Class Z Ordinary Shares held by Sony Corporation of America, a wholly-owned subsidiary of Sony Americas Holding Inc.

SCHEDULE 13G
CUSIP No.	The information required under this item is set forth on the cover page and is incorporated herein by reference.

1	Names of Reporting Persons
Sony Corporation of America
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
17,310,696 Class Z Ordinary Shares
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
17,310,696 Class Z Ordinary Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person
17,310,696 Class Z Ordinary Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.6%
12	Type of Reporting Person (See Instructions)
CO

Item 1.

(a)	Name of Issuer:

The name of the issuer is Bilibili Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive office is located at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District. Shanghai, 200433, People’s Republic of China.

Item 2.

(a)	Name of Person Filing:

This schedule is filed by and on behalf of:

1. Sony Corporation

2. Sony Americas Holding Inc.

3. Sony Corporation of America (together with Sony Corporation and Sony Americas Holding Inc. the “Reporting Persons” and each a “Reporting Person”)

(b)	Address of Principal Business Office or, if None, Residence:

For Sony Corporation the address of the principal executive office is 7-1, Konan 1-Chome, Minato-Ku, Tokyo 108-0075 Japan.

For Sony Americas Holding Inc. the address of the principal executive office is 25 Madison Avenue, 26th Floor New York, NY 10010-8601.

For Sony Corporation of America the address of the principal executive office is 25 Madison Avenue, 26th Floor New York, NY 10010-8601.

(c)	Citizenship:

1. Sony Corporation – Japan

2. Sony Americas Holding Inc. – Delaware

3. Sony Corporation of America – New York

(d)	Title and Class of Securities:

Class Z ordinary shares, par value of $0.0001 per share.

(e)	CUSIP No.:

CUSIP G10970112 has been assigned to the Class Z Ordinary Shares of the Company.

CUSIP 090040106 has been assigned to the American Depositary Shares (“ADSs”) of the Company, each representing one Class Z Ordinary Share. The ADSs are quoted on The NASDAQ Global Market under the symbol “BILI”.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b) The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

Percent of class determined based on 244,760,141 Class Z Ordinary Shares of the Company issued and outstanding as of a recent date as provided by the Company.

Sony Corporation of America is a wholly-owned subsidiary of Sony Americas Holding Inc. which is a wholly-owned subsidiary of Sony Corporation. Each of Sony Americas Holding Inc. and Sony Corporation may be deemed to have beneficial ownership of the 17,310,696 Class Z Ordinary Shares beneficially owned by Sony Corporation of America through the ownership described above.

(c) The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

See Item 4(b).

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2020

SONY CORPORATION

/s/ Hiroki Totoki
Name: Hiroki Totoki
Title: Representative Corporate Executive Officer, Senior Executive Vice President, Chief Financial Officer

SONY AMERICAS HOLDING INC.

/s/ Mark E. Khalil
Name: Mark E. Khalil
Title: President

SONY CORPORATION OF AMERICA

/s/ Mark E. Khalil
Name: Mark E. Khalil
Title: President

 EXHIBIT INDEX
Exhibit No.	Description
1	Joint Filing Agreement, dated April 9, 2020, by and between the Reporting Persons

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated:  April 9, 2020

SONY CORPORATION

/s/ Hiroki Totoki
Name: Hiroki Totoki
Title: Representative Corporate Executive Officer, Senior Executive Vice President, Chief Financial Officer

SONY AMERICAS HOLDING INC.

/s/ Mark E. Khalil
Name: Mark E. Khalil
Title: President

SONY CORPORATION OF AMERICA

/s/ Mark E. Khalil
Name: Mark E. Khalil
Title: President